Birner Dental Management Services, Inc.

September 12, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Schedule TO-I (SEC File No. 005-53665)

Ladies and Gentlemen:

In connection with responding to the September 7, 2006 comment letter from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-I filed with the Commission on August 31, 2006 (the “Schedule TO”) by Birner Dental Management Services, Inc. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Schedule TO;
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Birner Dental Management Services, Inc.

By: /s/ Dennis N. Genty
Name: Dennis N. Genty
Its: Chief Financial Officer